CPLP

Financial Results for the six months ended June 30, 2013

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated Financial Statements for the six-month periods ended June 30, 2013 and 2012 and related notes included elsewhere herein. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial Data

(In thousands of United States Dollars, except earnings per unit, distributions per unit and number of units)

	Unaudited For the six-month period ended June 30,
	2013	2012
Revenues	$53,726	$43,783
Revenues – related party	28,008	33,904

Total Revenues	81,734	77,687

Expenses:
Voyage expenses	2,882	3,259
Voyage expenses related party	160	284
Vessel operating expenses - related party	8,496	13,422
Vessel operating expenses	17,522	9,830
General and administrative expenses	5,984	4,547
Gain on sale of vessel to third parties	—	(1,296)
Depreciation and amortization	24,680	24,221

Operating income	22,010	23,420

Non operating income (expense), net:
Gain from bargain purchase	17,475	—
Other income / (expense), net:
Interest expense and finance cost	(7,357)	(18,929)
Gain on sale of claim	32,000	—
Gain on interest rate swap agreement	4	1,447
Interest and other income	200	657

Total other income/ (expense), net	24,847	(16,825)

Net income	$64,332	$6,595

Preferred unit holders’ interest in Partnership’s net income	10,540	4,159
General Partner’s interest in Partnership’s net income	$1,076	$49
Common unit holders’ interest in Partnership’s net income	52,716	$2,387
Net income per:
• Common units basic	$0.76	$0.03
Weighted-average units outstanding:
• Common units basic	68,385,001	68,186,476
Net income per:
• Common unit diluted	$0.70	$0.03
Weighted-average units outstanding:
• Common unit diluted	89,980,394	68,186,476
Comprehensive income:
Partnership’s net income	64,332	6,595
Other Comprehensive income:
Unrealized gain on derivative instruments	462	9,840

Comprehensive income	$64,794	$16,435

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	Unaudited
	As of June 30, 2013	As of December 31, 2012
Assets
Current assets
Cash and cash equivalents	$74,648	$43,551
Trade accounts receivable, net	2,899	2,346
Prepayments and other assets	1,319	1,259
Above market acquired charters	1,863	—
Inventories	2,416	2,333

Total current assets	83,145	49,489

Fixed assets
Vessels, net	1,042,900	959,550

Total fixed assets	1,042,900	959,550

Other non-current assets
Trade accounts receivable, net	848	848
Above market acquired charters	79,753	47,720
Deferred charges, net	2,403	2,021
Restricted cash	13,500	10,500

Total non-current assets	1,139,404	1,020,639

Total assets	$1,222,549	$1,070,128

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$5,400	$—
Trade accounts payable	5,444	4,776
Due to related parties	21,062	17,447
Derivative instruments	—	467
Accrued liabilities	3,686	2,781
Deferred revenue	7,396	10,302

Total current liabilities	42,988	35,773

Long-term liabilities
Long-term debt	505,615	458,365
Deferred revenue	1,561	2,162

Total long-term liabilities	507,176	460,527

Total liabilities	550,164	496,300

Commitments and contingencies

Partners’ capital	672,385	573,828

Total liabilities and partners’ capital	$1,222,549	$1,070,128

Limited Partners’ units outstanding:
• Common	69,372,077	69,372,077
• Class B Convertible Preferred	24,655,554	15,555,554
Distributions declared per:
• Common	0.4650	0.9300
• Class B Convertible Preferred	0.4275	0.6949

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Our Fleet

The current employment of our fleet is summarized as follows:

Vessel Name	Time Charter (TC)/ Bare Boat Charter (BC) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)		Gross Daily Hire Rate (Without Profit Sharing)
M/V Archimidis (4)	3 + 2 + 1 + 1 TC	11/2012	A.P. Moller-Maersk A.S.			$34.0
M/V Agamemnon (4)	3 + 2 + 1 + 1 TC	06/2012	A.P. Moller-Maersk A.S.			$34.0
M/T Amoureux	1+1+1 TC	10/2011	CMTC (7)	50/50	(7)	$20.0 (1y)+$24.0 (1y)+$28.0 (1y)
M/T Aias	1+1+1 TC	11/2011	CMTC (7)	50/50	(7)	$20.0 (1y)+$24.0 (1y)+$28.0 (1y)
M/T Atlantas (M/T British Ensign)	5+3 BC	04/2006	B.P. Shipping Ltd			$13.5 (3y)
M/T Aktoras (M/T British Envoy)	5+3 BC	07/2006	B.P. Shipping Ltd			$13.5 (3y)
M/V Cape Agamemnon	10 TC	07/2010	COSCO Group			$42.2
M/T Agisilaos	1 TC	09/2012	CMTC	50/50	(3)	$13.5
M/T Arionas	1 TC	11/2012	CMTC	50/50	(3)	$13.8
M/T Aiolos (M/T British Emissary)	5+3 BC	03/2007	B.P. Shipping Ltd			$15.2 (5y) $13.5 (3y)
M/T Avax	1 TC	05/2013	CMTC	50/50	(3)	$14.8
M/T Axios	1 TC	06/2013	CMTC	50/50	(3)	$14.8
M/T Alkiviadis	1.1 TC	07/2012	CMTC	50/50	(3)	$13.4
M/T Assos (M/T Insurgentes)	5 BC	04/2009	Arrendadora Ocean Mexicana, S.A. de C.V (5)			$16.8
M/T Atrotos (M/T El Pipila)	5 BC	04/2009	Arrendadora Ocean Mexicana, S.A. de C.V (5)			$16.8
M/T Akeraios	1.5 TC	07/2013	CMTC	50/50	(3)	$15.0
M/T Anemos I	3 TC	09/2010	Petrobras			$14.7
M/T Apostolos	1 TC	9/2012	CMTC	50/50	(3)	$14.0
M/T Alexandros II (M/T Overseas Serifos) (8)	10 BC	01/2008	Overseas Shipholding Group Inc. (2)			$6.3
M/T Aristotelis II (M/T Overseas Sifnos) (8)	10 BC	06/2008	Overseas Shipholding Group Inc. (2)			$6.3
M/T Aris II (M/T Overseas Kimolos) (8)	10 BC	08/2008	Overseas Shipholding Group Inc. (2)			$6.3
M/T Agamemnon II	1 TC	03/2013	CMTC	50/50	(3)	$14.5
M/T Ayrton II	1+1 TC	04/2012	B.P. Shipping Ltd	50/50	(3)	$14.0 (1y)+$15 (1y)
M/TAmore Mio II (6)	1 TC	03/2013	BP Shipping			$17.5
M/T Miltiadis M II	2 TC	09/2012	Subtec, S.A. de C.V.			$23.2
H. Premium	12 TC	03/2013	Hyundai.Merchant Marine Co. Ltd			29.4
H. Paramount	12 TC	04/2013	Hyundai.Merchant Marine Co. Ltd			29.4

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(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.
(2)	OSG has an option to purchase each of the three STX vessels delivered or to be delivered in 2008 at the end of the eighth, ninth or tenth year of the charter, for $38,000, $35,500 and $33,000, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.
(3)	50/50 profit share for breaching IWL (Institute Warranty Limits – applies to voyages to certain ports at certain periods of the year).
(4)	M/V Archimidis and the M/V Agamemnon are employed on time charters with the industry leader Maersk at a gross day rate of US$34.0 per day with earliest redelivery in October 2015 and July 2015, respectively. Maersk has the option to extend the charter of both vessels for an additional four years at a gross day rate of US$31.5 and $30.5 per day, respectively for the fourth and fifth year and $32.0 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to July 2019 for the M/V Agamemnon and October 2019 for the M/V Archimidis.
(5)	Arrendadora has since delivered these vessels to the state-owned Mexican petroleum company Petroleos Mexicanos.
(6)	For the period from March to December 2013 the rate for this charter will be $17.5. B.P. Shipping Ltd has the right to extend the charter for an additional 3-months option declarable by September 2013.
(7)	The M/T Aias and Amoureux will be earning for the first 12 months of their time charter with CMTC a gross daily charter rate of $20.0 per day plus 50/50 profit share on actual earnings settled every 6 months. CMTC will have the option to extend the time charter employment for a second year at $24.0 per day and for a third year at $28.0 per day with the same profit share arrangements.
(8)	On November 14, 2012, OSG and certain of its subsidiaries made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Partnership had three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II, all built in 2008 by STX Offshore & Shipbuilding Co. Ltd.) with long term bareboat charters to subsidiaries of OSG. at a bareboat rate of $13.0 per day per vessel. After discussions with OSG, the Partnership agreed to enter into new charters with OSG on substantially the same terms as the prior charters, but at a bareboat rate of $6.3 per day per vessel. The new charters were approved by the Bankruptcy Court on March 21, 2013, and were effective as of March 1, 2013. On the same date, the Bankruptcy Court also rejected the previous charters as of March 1, 2013. For the M/T Alexandros II the bareboat charter with the new charter rate commenced on May 9, 2013 upon the completion of her dry docking.

Factors Affecting Our Future Results of Operations

Please refer to our Form 20-F for 2012 filed on February 5, 2013 regarding the factors affecting our future results of operations.

Results of Operations

Six-month Period Ended June 30, 2013 Compared to the Six-month Period Ended June 30, 2012

Results of operations for the six month period ended June 30, 2013 and June 30, 2012 differ primarily due to the gain on sale of our claim against OSG, the higher number of vessels in our fleet, the expiration and the termination of certain interest rate swap agreements and the larger number of vessels managed under our floating fee management agreement.

Revenues

Time, voyage and bareboat charter revenues amounted to approximately $81.7 million for the six-month period ended June 30, 2013, as compared to $77.7 million for the six-month period ended June 30, 2012. The increase of $4.0 million is primarily attributable to the increased number of vessels in our fleet. For the six-month period ended June 30, 2013, related party revenue dropped to $28.0 million of total revenues as compared to $33.9 million of total revenues for the six month period ended June 30, 2012 due to the lower number of vessels in our fleet chartered with Capital Maritime for the period. Time, voyage and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

Voyage Expenses

Voyage expenses amounted to $3.0 million for the six-month period ended June 30, 2013, as compared to $3.5 million for the six-month period ended June 30, 2012. The decrease in voyage expenses of $0.5 million is primarily attributable to the fact that fewer vessels were operated under voyage charter during the six months period ended June 30, 2013 compared to the six month period ended June 30.2012. Voyage expenses are direct expenses to voyage revenues and primarily consist of bunkers, port expenses and commissions. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. Voyage costs under voyage charters are paid for by the owner.

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Vessel Operating Expenses

For the six month period ended June 30, 2013, our vessel operating expenses amounted to approximately $26.0 million, of which $8.5 million was incurred under our management agreements with our manager and includes $0.4 million in additional fees and certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

For the six month period ended June 30, 2012, our vessel operating expenses amounted to approximately $23.3 million, of which $13.4 million was incurred under our management agreements with Capital Shipmanagement Corp. (the “Manager”) and includes $1.0 million in additional fees and certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

Increases to vessel operating expenses are primarily attributable to the higher number of vessels in our fleet and the increased number of vessels managed under our floating fee management agreement.

General and Administrative Expenses

General and administrative expenses amounted to $6.0 million for the six-month period ended June 30, 2013, compared to $4.6 million for the six-month period ended June 30, 2012. This increase of $1.4 million was mainly due to additional legal expenses and due to a non-cash allocation for the equity plan compensation. General and administrative expenses include board of directors’ fees and expenses, audit and legal fees, and other fees related to the expense of being a publicly traded partnership.

Depreciation and Amortization

Depreciation of fixed assets amounted to $24.7 million for the six-month period ended June 30, 2013 as compared to $24.2 million for the six-month period ended June 30, 2012.

Gain from Bargain Purchase

Gain from bargain purchase is attributable to the acquisition of the M/V Hyundai Premium and the M/V Hyundai Paramount as the net identifiable assets acquired exceeded the purchase consideration paid, by $17.5 million.

Total Other Expense, Net

Total other expense, net for the six-month period ended June 30, 2013, excluding the gain of $32.0 million in relation to the sale of our claim against OSG, was approximately $7.2 million as compared to $16.8 million for the six-month period ended June 30, 2012. This decrease is due the expiration and the close out of all interest rate swap agreements compared to the six-month period ended June 30, 2012.

Partnership’s Net Income

Partnership’s net income for the six-month period ended June 30, 2013, amounted to $64.3 million as compared to $6.6 million for the six-month period ended June 30, 2012 due to the gain of $32.0 million from the sale of our claim against OSG, the higher number of vessels in our fleet and the expiration and the termination of certain interest rate swap agreements.

Liquidity and Capital Resources

As at June 30, 2013, total cash and cash equivalents were $74.6 million, restricted cash was $13.5 million and total liquidity was $88.1 million.

As at December 31, 2012, total cash and cash equivalents were $43.6 million, restricted cash was $10.5 million, and total liquidity including cash and undrawn long-term borrowings was $109.5 million.

We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters which may affect our future cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Capital Maritime or acquisitions from third parties.

As at June 30, 2013, there were no undrawn amounts under the terms of our credit facilities, as compared to $55.4 million as at December 31, 2012.

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Total Partners’ Capital as of June 30, 2013, amounted to $672.4 million, which reflects an increase of $98.6 million from the year ended December 31, 2012. This difference consisted of:

•	an increase of $72.5 million from the net proceeds from the issuance of the 9,100,000 Class B Convertible Preferred Units (“Class B units”);

•	an increase of $2.7 million from our equity compensation plan;

•	an increase of $0.6 million attributable to unrealized gain on derivative instruments;

•	a decrease of $41.5 million attributable to our distributions to our unit holders; and

•	an increase of $64.3 million reflecting our net income for the six month period ended June 30, 2013.

Notwithstanding the continuing economic downturn, the duration and long-term effects of which are not possible to predict, and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Our cash flow statement for the six-month period ended June 30, 2013 and 2012 reflects the operations of our subsidiaries.

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the periods presented in millions:

	For the six-month period ended June 30,
	2013	2012
Net Cash Provided by Operating Activities	$80.5	$34.2

Net Cash (Used in) / Provided by Investing Activities	$(133.0)	$16.2

Net Cash Provided by / (Used in) Financing Activities	$83.6	$(63.7)

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $80.5 million for the six-month period ended June 30, 2013 as compared to $34.2 million for the six-month period ended June 30, 2012. The increase of $46.3 million is mainly attributable to the proceeds of $32.0 million from the sale of claim against OSG and the reduction of $11.3 million in interest costs mainly due to the expiration and the termination of certain interest rate swap agreements and the reduction of our debt by $170.1 million during the six month period ended June 30, 2012.

Net Cash (Used in) / Provided by Investing Activities

Cash is used primarily for vessel acquisitions and changes in net cash (used in)/provided by investing activities are primarily due to the number of vessels in the relevant period. We expect to rely primarily upon external financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash in order to fund any future vessels acquisitions or expansion and investment capital expenditures.

For the six-month period ended June 30, 2013 net cash used in investing activities was comprised of:

•	$130.0 million, representing the cash consideration we paid for the acquisition of the shares of the vessel owning company of the M/V Hyundai Premium and M/V Hyundai Paramount; and

•	$3.0 million representing the increase to the Partnership’s restricted cash we have to maintain under our credit facilities.

For the six-month period ended June 30, 2012, net cash provided by investing activities was comprised of:

•	$19.7 million, representing the net proceeds from the sale of the M/T Attikos and the M/T Aristofanis to unrelated third parties;

•	$0.2 million representing the cost of improvements for certain number of our vessels; and

•	$3.3 million representing the increase to the Partnership’s restricted cash we had to maintain under our credit facilities.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities amounted to $83.6 million for the six-month period ended June 30, 2013, as compared to $63.7 million used in financing activities for the six-month period ended June 30, 2012.

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For the six-month period ended June 30, 2013 financing activities consisted of the following:

•	Proceeds from the sale and issuance of our Class B Units amounting to $75.1 million. Total expenses paid in connection with the sale and issuance of Class B Units were $2.6 million;

•

Proceeds from the issuance of long term debt of $54.0 million for the partial financing of the acquisition of the shares of the vessel owning companies of the M/V Hyundai Premium and M/V Hyundai Paramount;

•	Payment of long term debt of $1.4 million; and

•	Distributions paid amounting to $41.5 million.

For the six-month period ended June 30, 2012 financing activities consisted of the following:

•	Proceeds from the sale and issuance of our Class B Units amounted to $139.4 million;

•	Prepayment of $170.1 million in debt in connection with the issuance and sale of the Class B Units, the sale of the M/T Attikos and the M/T Aristofanis;

•	Payment of loan issuance costs of $0.1 million; and

•	Distributions paid amounting to $32.9 million.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet in long-term liabilities as “Long-term debt.” As of June 30, 2013, long-term debt amounted to $505.6 million as compared to $458.4 million as of December 31, 2012. The current portion of long-term debt was $5.4 million as of June 30, 2013 as compared to $0 million as of December 31, 2012.

Revolving Credit Facilities

We have entered into three non-amortizing credit facilities.

In March 2007, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a revolving credit facility, of up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to 15 MR product tankers. Following the sale of the M/T Attikos and the M/T Aristofanis during the first half of 2012 we repaid $20.5 million under this credit facility. In connection with the issuance and sale of our Class B Units in May and June 2012, we prepaid on May 23, 2012 the amount of $95.2 million and entered into an amendment which provides for the conversion of the 2007 credit facility into a term loan, the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in six equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in June, 2017. The interest margin of this facility, as amended, is 2.0%.

In March 2008, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a non-amortizing credit facility of up to $350.0 million for the partial financing of vessel acquisitions by us. In September 2011, following the acquisition of Crude Carriers, we completed the refinancing of Crude Carrier’s outstanding debt of $134.6 million using this facility. In connection with the refinancing, the M/T Alexander the Great, the M/T Achilleas, the M/T Miltiadis M II, and the M/T Aias were added as collateral to the facility. In connection with the issuance and sale of our Class B Units in May and June 2012, we prepaid on May 23, 2012 the amount of $48.4 million and entered into an amendment which provides for the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in nine equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in March 2018. In addition, an undrawn tranche of $52.5 million under the 2008 facility was cancelled. On March 20, and March 27, 2013, the Partnership had drawn in total the amount of $54 million from the undrawn portion of its $350.0 million credit facility in order to partly finance the acquisition of the vessel owning companies of the M/V Hyundai Premium and the M/V Hyundai Paramount respectively. The amount of $54.0 million is payable in twenty equal consecutive quarterly installments of $1.4 million commencing in June 2013 plus a balloon payment of $27.0 million in March 2018. On March 27, 2013 the Partnership’s credit facility of $350.0 million was converted into a term loan, and the undrawn amount of $1.4 million was cancelled. The interest margin of this facility, as amended, is 3.0%. Loan commitment fees are calculated at 0.325% per annum on any undrawn amount and are paid quarterly. In June 2011, we entered into a loan agreement with Credit Agricole Emporiki Bank for a credit facility of $25.0 million to partially finance the acquisition of vessel owning company of the M/V Cape Agamemnon from Capital Maritime. In connection with the issuance and sale of our Class B Units in May and June 2012 we prepaid $6.0 million and entered into an amendment which provides for the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in nine equal consecutive quarterly installments commencing in March 2016 and a balloon payment due in March 2018.

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All our credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to net interest expenses shall be no less than 2:1, minimum cash requirement of $500,000 per vessel of which 50% may be constituted by undrawn commitments under the applicable credit facility, as well as the ratio of net total indebtedness to the aggregate market value of the total fleet shall not exceed 0.725:1. Our credit facilities also contain a collateral maintenance requirement according to which the aggregate average fair market value of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Furthermore, the vessel owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guarantee from each of the twenty-five vessel-owning companies, and mortgage interest insurance.

Our obligations under our credit facilities are secured by first-priority mortgages covering our vessels and are guaranteed by each vessel owning company. Our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger. For the six month period ended June 30, 2013 and 2012 we incurred an additional interest expense in the amount of $0 and $0.4 million, respectively, due to the “Market Disruption Clause”.

As at June 30, 2013 we had $0.0 million in undrawn amounts under our credit facilities and were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The recent global economic downturn has had an adverse effect on vessel values which is likely to persist if the economic slowdown resumes. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. An increase/decrease of 10% of the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

Off-Balance Sheet Arrangements

As of the date of these unaudited condensed consolidated financial statements we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2012. The Company amended its significant accounting policies in order to include a new policy for deferred dry docking costs.

Deferred dry docking costs: The Company’s vessels are required to be dry docked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are under operation. For the vessels that were operated under the floating fee management agreement and Crude’s management agreement the Company has adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

Changes in Accounting Policies

There have been no changes to our accounting policies in the six-month period ended June 30, 2013.

8

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units and earnings per unit)

	As of June 30, 2013	As of December 31, 2012
Assets
Current assets
Cash and cash equivalents	$74,648	$43,551
Trade accounts receivable, net	2,899	2,346
Prepayments and other assets	1,319	1,259
Above market acquired charters (Note 6)	1,863	—
Inventories	2,416	2,333

Total current assets	83,145	49,489

Fixed assets
Vessels, net (Note 5)	1,042,900	959,550

Total fixed assets	1,042,900	959,550

Other non-current assets
Trade accounts receivable, net	848	848
Above market acquired charters (Note 6)	79,753	47,720
Deferred charges, net	2,403	2,021
Restricted cash	13,500	10,500

Total non-current assets	1,139,404	1,020,639

Total assets	$1,222,549	$1,070,128

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt (Note 7)	$5,400	$—
Trade accounts payable	5,444	4,776
Due to related parties (Note 4)	21,062	17,447
Derivative instruments (Note 8)	—	467
Accrued liabilities	3,686	2,781
Deferred revenue (Note 4)	7,396	10,302

Total current liabilities	42,988	35,773

Long-term liabilities
Long-term debt (Note 7)	505,615	458,365
Deferred revenue	1,561	2,162

Total long-term liabilities	507,176	460,527

Total liabilities	550,164	496,300

Commitments and contingencies (Note 13)

Partners’ capital	672,385	573,828

Total liabilities and partners’ capital	$1,222,549	$1,070,128

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except number of units and earnings per unit)

	For the six-month period ended June 30,
	2013	2012
Revenues	$53,726	$43,783
Revenues – related party (Note 4)	28,008	33,904

Total Revenues	81,734	77,687

Expenses:
Voyage expenses	2,882	3,259
Voyage expenses related party (Note 4)	160	284
Vessel operating expenses - related party (Note 4)	8,496	13,422
Vessel operating expenses	17,522	9,830
General and administrative expenses	5,984	4,547
Gain on sale of vessel to third parties	—	(1,296)
Depreciation and amortization	24,680	24,221

Operating income	22,010	23,420

Non operating income (expense), net:
Gain from bargain purchase (Note 3)	17,475	—
Other income / (expense), net:
Interest expense and finance cost	(7,357)	(18,929)
Gain on sale of claim (Note 12)	32,000	—
Gain on interest rate swap agreement (Note 8)	4	1,447
Interest and other income	200	657

Total other income/ (expense), net	24,847	(16,825)

Net income	$64,332	$6,595

Preferred unit holders’ interest in Partnership’s net income	10,540	4,159
General Partner’s interest in Partnership’s net income	$1,076	$49
Common unit holders’ interest in Partnership’s net income	52,716	$2,387
Net income per (Note 11):
• Common unit basic	$0.76	$0.03
Weighted-average units outstanding:
• Common units basic	68,385,001	68,186,476
Net income per (Note 11):
• Common unit diluted	$0.70	$0.03
Weighted-average units outstanding:
• Common units diluted	89,980,394	68,186,476
Comprehensive income:
Partnership’s net income	64,332	6,595
Other Comprehensive income:
Unrealized gain on derivative instruments (Note 8)	462	9,840

Comprehensive income	$64,794	$16,435

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars, except distributions per unit)

	General Partner	Common Unitholders	Preferred Unitholders	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2011	$11,005	$517,545	$—	$528,550	$(11,224)	$517,326

Distributions declared (distributions per unit $0.465) (Note 9)	(658)	(32,258)	—	(32,916)	—	(32,916)
Partnership net income	49	2,387	4,159	6,595	—	6,595
Issuance of preferred units (Note 9)	—	—	136,425	136,425	—	136,425

Equity compensation expense	—	1,991	—	1,991	—	1,991
Other comprehensive income (Note 8)	—		—	—	9,840	9,840

Balance at June 30, 2012	$10,396	$489,665	$140,584	$640,645	$(1,384)	$639,261

	General Partner	Common Unitholders	Preferred Unitholders	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2012	$9,049	$425,497	$139,744	$574,290	$(462)	$573,828

Distributions declared (distributions per common unit of $0.465 and preferred unit of $0.4275) (Note 9)	(658)	(32,258)	(8,595)	(41,511)	—	(41,511)
Partnership’s net income	1,076	52,716	10,540	64,332	—	64,332
Issuance of preferred units (Note 9)	—	—	72,535	72,535	—	72,535
Equity compensation expense	—	2,739	—	2,739	—	2,739
Other comprehensive income (Note 8)					462	462

Balance at June 30, 2013	$9,467	$448,694	$214,224	$672,385	$—	$672,385

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six-month period ended June 30,
	2013	2012
Cash flows from operating activities:
Net income	$64,332	$6,595
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	24,680	24,221
Gain from bargain purchase (Note 3)	(17,475)	—
Amortization of deferred charges	98	304
Gain on interest rate swap agreements (Note 8)	(4)	(1,447)
Gain on sale of vessels to third parties (Note 5)	—	(1,296)
Amortization of above market acquired charters (Note 6)	5,579	3,909
Equity compensation expense (Note 10)	2,739	1,991
Changes in operating assets and liabilities:
Trade accounts receivable	(553)	1,515
Prepayments and other assets	(60)	282
Inventories	(83)	2,117
Trade accounts payable	431	(2,004)
Due from related parties	—	(33)
Due to related parties	3,615	(1,424)
Accrued liabilities	788	(340)
Deferred revenue	(3,429)	(155)
Dry-docking costs	(196)	—

Net cash provided by operating activities	80,462	34,235

Cash flows from investing activities:
Vessel acquisitions and improvements (Note 3)	(130,000)	(185)
Increase in restricted cash	(3,000)	(3,250)
Net proceeds from sale of vessels to third parties (Note 5)	—	19,675

Net cash (used in) / provided by investing activities	(133,000)	16,240

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 9)	75,075	139,400
Expenses paid for issuance of Partnership units (Note 9)	(2,568)	—
Proceeds from issuance of long-term debt (Notes 3, 7)	54,000	—
Loan issuance costs	(11)	(133)
Payments of long-term debt (Note 7)	(1,350)	(170,066)
Dividends paid	(41,511)	(32,916)

Net cash provided by / (used in) financing activities	83,635	(63,715)

Net increase/(decrease) in cash and cash equivalents	31,097	(13,240)

Cash and cash equivalents at beginning of period	43,551	53,370

Cash and cash equivalents at end of period	74,648	40,130

Supplemental cash flow information
Cash paid for interest	$7,021	$18,432
Non-Cash Investing and Financing Activities
Private placement costs relating to Class B preferred units included in liabilities (Note 9)	$(28)	$2,975
Capitalised and dry-docking vessel costs included in liabilities	$321	$59

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1.	Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. Its fleet of twenty seven modern high specification vessels consists of four Suezmax crude oil tankers, eighteen modern medium range tankers all of which are classed as IMO II/III vessels, four post panamax container carrier vessels, and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals such as ethanol as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2013.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2013 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

2.	Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2012 (the “Consolidated Financial Statements for the year ended December 31, 2012”). The Company amended its significant accounting policies in order to include a new policy for deferred dry docking costs.

Deferred dry docking costs: The Company’s vessels are required to be dry docked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are under operation. For the vessels that were operated under the floating fee management agreement and Crude’s management agreement (Note 4) the Company has adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

3.	Acquisitions

a. Hercules Container Carrier S.A. (M/V Aristotelis)

On March 20, 2013, the Partnership acquired the shares of Hercules Container Carrier S.A., the vessel owning company of the M/V Aristotelis (renamed Hyundai Premium) (“Hercules”) from Capital Maritime & Trading Corp. (“CMTC”) for a total consideration of $65,000 following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. The vessel at the time of her acquisition by the Partnership was fixed on a twelve year time charter, with Hyundai Merchant Marine Co Ltd (“Hyundai”). The time charter commenced in March 2013 and the earliest expiration date under the charter is in January 2025.

The Partnership accounted for the acquisition of Hercules as an acquisition of a business. All assets and liabilities of Hercules except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain from bargain purchase.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisitions - Continued

a. Hercules Container Carrier S.A. (M/V Aristotelis) - Continued

•	Purchase Price

The total purchase consideration of $65,000 was funded by $27,000 through a draw-down from the Partnership’s $350,000 credit facility (Note 7), by $36,268 representing part of the net proceeds from the issuance of 9,100,000 Partnership’s Class B Convertible Preferred Units in March 2013 (Note 9) and by $1,732 from the Partnership’s available cash.

•	Acquisition related costs

There were no costs incurred in relation to the acquisition of Hercules.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Hercules and the gain from bargain purchase recorded as non operating income, net in the Partnership’s unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2013 was calculated as follows:

As of March 20, 2013
Vessel	$54,000
Above market acquired time charter	$19,707
Identifiable assets	$73,707
Purchase price	(65,000)

Gain from bargain purchase	$8,707

After a subsequent review and reassessment of valuation methods and procedures of the $73,707 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,707 in its unaudited condensed consolidated statements of comprehensive income, in accordance with Accounting Standard Codification (“ASC”) Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Hercules acquisition date.

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Hercules which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of March 20, 2013	Duration of time charter acquired
Above market acquired time charter	$19,707	11.8 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate at which the vessel was fixed at and market rate for comparable charter as provided by independent third parties on the business combination date discounted at a WACC of approximately 11%.

Total revenues and net income of M/V Aristotelis since its acquisition by the Partnership were $2,583 and $1,305 respectively and are included in the Partnership’s unaudited condensed consolidated statements of comprehensive income for the six months period ended June 30, 2013.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisitions – Continued

a. Hercules Container Carrier S.A. (M/V Aristotelis) – Continued

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the six month period ended June 30, 2013

•

Pro forma results of operations of Hercules for the period from its vessel’s delivery from the shipyard on March 11, 2013 (vessel inception) to March 20, 2013 as if Aristotelis was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisition of Aristotelis occurred on March 11, 2013 (vessel inception):

For the six months period ended June 30, 2013
Total revenues	$81,957
Partnership’s net income	$64,424
Partnership’s net income available to preferred unit holders	$10,540
General Partner’s interest in Partnership’s net income	$1,078
Common unit holders interest in Partnership’s net income	$52,806
Pro-forma weighted average of Partnership’s common units outstanding - basic	68,385,001
Net income per common unit basic	$0.76
Pro-forma weighted average of Partnership’s common units outstanding - diluted	89,980,394
Net income per common unit diluted	$0.71

b. Iason Container Carrier S.A. (M/V Attalos)

On 27 March 2013, the M/V Attalos (renamed Hyundai Paramount) (“Iason”) was delivered to CMTC from a shipyard and on the same date the Partnership acquired the shares of Iason Container Carrier S.A., the vessel owning company of Iason from CMTC for a total consideration of $65,000 following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. At the time of her acquisition by the Partnership the vessel was fixed on a twelve year time charter, with Hyundai Merchant Marine Co Ltd (“Hyundai”). The time charter commenced in April 2013 and the earliest expiration date under the charter is in February 2025.

The Partnership accounted for the acquisition of Iason as an acquisition of a business. All assets and liabilities of Iason except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain from bargain purchase.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisitions – Continued

b. Iason Container Carrier S.A. (M/V Attalos) – Continued

•	Purchase Price

The total purchase consideration of $65,000 was funded by $27,000 through a draw-down from the Partnership’s $350,000 credit facility (Note 7), by $36,267 representing part of the net proceeds from the issuance of Partnership’s Class B Convertible Preferred Units in March 2013 (Note 9) and by $1,733 from the Partnership’s available cash.

•	Acquisition related costs

There were no costs incurred in relation to the acquisition of Iason.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Iason and the gain from bargain purchase recorded as non operating income, net in the Partnership’s unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2013 was calculated as follows:

As of March 27, 2013
Vessel	$54,000
Above market acquired time charter	$19,768
Identifiable assets	$73,768
Purchase price	$(65,000)

Gain from bargain purchase	$8,768

After a subsequent review and reassessment of valuation methods and procedures of the $73,768 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,768 in its unaudited condensed consolidated statements of comprehensive income, in accordance with ASC Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Iason acquisition date.

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Iason which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of March 27, 2013	Duration of time charter acquired
Above market acquired time charter	$19,768	11.8 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate at which the vessel was fixed at and market rate for comparable charter as provided by independent third parties on the business combination date discounted at a WACC of approximately 11%.

Total revenues and net income of Atalos since its acquisition by the Partnership were $2,156 and $969 respectively and included in the Partnership’s unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2013.

•	Pro Forma Financial Information

There is no pro forma financial information available in relation to the acquisition of Iason as its vessel was under construction up to the date of her acquisition by the Partnership.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties

The Partnership and its subsidiaries, have related-party transactions with the Capital Shipmanagement Corp. (the “Manager”), due to certain terms of the following three different types of management agreements.

1.	Fixed fee management agreement: At the time of the completion of the IPO the Partnership entered into an agreement with its Manager , according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. The Partnership also pay a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.	Floating fee management agreement: On June 9, 2011, the Partnership entered into an agreement with its Manager based on actual expenses with an initial term of five years per managed vessel. Under the terms of this agreement the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; and

3.	Crude Carriers Corp. (“Crude”) management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude. The five crude tanker vessels the Partnership acquired as part of the Crude’s acquisition continue to be managed under a management agreement entered into in March 2010 with the Manager whose initial term expires on December 31, 2020. Under the terms of this agreement the Partnership compensates the Manager for all of its expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. The Partnership also pays its Manager the following fees:

(a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index;

(b) a sale & purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude ; and

(c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered.

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. As of March 2013 this termination fee had been adjusted from $9,000 to $9,654.

All the above three agreements will constitute the “Management Agreements”.

Under the terms of the fixed fee management agreement, the Manager charged the Partnership for additional fees and costs, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events. For the six months period ended June 30, 2013 and 2012 such fees amounted to $389 and $1,016 respectively.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, investor relations and other administrative services. Also the Partnership reimburses CGP for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. The Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general & administrative expenses in the unaudited condensed consolidated statements of comprehensive income.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4.	Transactions with Related Parties – Continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of June 30, 2013	As of December 31, 2012
Liabilities:
Manager – payments on behalf of the Partnership (a)	$19,665	$15,957
Management fee payable to CSM (b)	$1,397	$1,490

Due to related parties	$21,062	$17,447

Deferred revenue – current (e)	$4,961	$4,637

Total liabillties	$26,023	$22,084

Statement of comprehensive income	For the six- month period ended June 30,
	2013	2012
Revenues (c)	$28,008	$33,904
Vessel operating expenses	$8,496	$13,422
Voyage expenses	$160	$284
General and administrative expenses (d)	$1,521	$1,539

(a)	Manager - Payments on Behalf of Capital Product Partners L.P . : This line item includes the Manager payments it makes on behalf of the Partnership and its subsidiaries.
(b)	Management fee payable to CSM : The amount outstanding as of June 30, 2013 and December 31, 2012 represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.
(c)	Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC during the six months period ended June 30, 2013 and 2012:

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1 TC	08/2011	09/2012		$13.5 ($13.3)
M/T Agisilaos	1 TC	09/2012	08/2013		$13.5 ($13.3)
M/T Axios	1 TC	06/2012	06/2013		$14.0 ($13.8)
M/T Axios	1 TC	06/2013	05/2014		$14.8 ($14.6)
M/T Arionas	1 TC	10/2011	11/2012		$13.8 ($13.6)
M/T Arionas	1 TC	11/2012	10/2013		$13.8 ($13.6)
M/T Alkiviadis	2 TC	06/2010	06/2012		$13.0 ($12.8)
M/T Alkiviadis	1 TC	07/2012	06/2013		$13.4 ($13.2)
M/T Amore Mio II	0.9 to 1.2TC	12/2011	03/2012		$18.3 ($18.0)
M/T Avax	1 TC	05/2011	05/2012		$14.0 ($13.8)
M/T Avax	1 TC	05/2012	05/2013		$14.0 ($13.8)
M/T Avax	1 TC	05/2013	04/2014		$14.8 ($14.6)
M/T Akeraios	1 TC	07/2011	07/2012		$14.0 ($13.8)
M/T Akeraios	1 TC	07/2012	07/2013		$14.0 ($13.8)
M/T Apostolos	1 TC	09/2012	08/2013		$14.0 ($13.8)
M/T Agamemnon	1 TC	03/2013	02/2014		$14.5 ($14.5)
M/T Miltiadis M II	1 TC	03/2012	09/2012		$18.3 ($18.0)
M/T Alexander The Great	1 TC	11/2011	12/2012		$28.0 ($27.7)
M/T Amoureux	1+1+1 TC	10/2011	11/2013	$ ($	20.0+$24.0+$28.0 19.8+$23.7+$27.7)
M/T Aias	1+1+1 TC	11/2011	11/2013	$ ($	20.0+$24.0+$28.0 19.8+$23.7+$27.7)
M/T Achilleas	1TC	01/2012	12/2012		$28.0 ($27.7)

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4.	Transactions with Related Parties – Continued

(d)	General and administrative expenses: This line item mainly includes internal audit, investor relations and consultancy fees.
(e)	Deferred Revenue: As of June 30, 2013 and December 31, 2012 the Partnership received cash in advance for revenue earned in a subsequent period from CMTC.

5.	Vessels

An analysis of vessels is as follows:

Net Book Value
Carrying amount as at January 1, 2012	$1,073,986

Acquisition and improvements	133,105
Disposals	(156,128)
Impairment of vessels	(43,178)
Depreciation	(48,235)

Carrying amount as at December 31, 2012	$959,550

Acquisitions and improvements	108,000
Depreciation	(24,650)

Carrying amount as at June 30, 2013	$1,042,900

All of the Partnership’s vessels as of June 30, 2013 have been provided as collateral to secure the Partnership’s credit facilities.

On March 20 and March 27, 2013, the Company acquired the shares of Hercules Container Carrier S.A., the vessel owning company of M/V Aristotelis (renamed Hyundai Premium), and Iason Container Carrier S.A., the vessel owning company of the M/V Attalos (renamed Hyundai Paramount), respectively (Note 3). The vessels were recorded in the Partnership’s financial statements at their respective fair values of $54,000 each as quoted by independent brokers at the time of their acquisition by the Partnership.

On December 22, 2012, the Partnership acquired the shares of the vessel owning companies of two post panamax container carrier vessels the M/V Agamemnon and the M/V Archimidis from CMTC in exchange of the shares of the vessel owning companies of two very large crude carrier vessels the M/T Achilleas and the M/T Alexander The Great respectively. The M/V Agamemnon and the M/V Archimidis have been recorded in the Partnership’s financial statements at their fair value as quoted by independent brokers at the time of the acquisition of $68,000 and $65,000 respectively.

On April 4, 2012 the Company disposed the M/T Aristofanis, a 12,000 dwt, chemical tanker built in 2005 for net proceeds of $9,868, to an unrelated third party. The Partnership realized a net gain on this disposal of $353 as the carrying value of the vessel at the time of her disposal was $9,514.

On February 14, 2012 the Company disposed the M/T Attikos, a 12,000 dwt chemical tanker built in 2005 for net proceeds of $9,807, to an unrelated third party. The Partnership realized a net gain on this disposal of $943 as the carrying value of the vessel at the time of her disposal was $8,864.

6.	Above market acquired charters

On March 20 and March 27, 2013 the Partnership acquired the shares of Hercules Container Carrier S.A. and Iason Container Carrier S.A., the vessel owning companies of M/V Aristotelis (renamed Hyundai Premium) and M/V Atalos (renamed Hyundai Paramount), respectively, from CMTC with outstanding time charters which were above the market rates for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charters were estimated by the Partnership at $19,707 and $19,768, respectively, and recorded as an asset in the unaudited condensed consolidated balance sheet as of the acquisition date (Note 3).

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6.	Above market acquired charters – Continued

On December 22, 2012 the Partnership acquired the shares of Agamemnon Container Carrier Corp and Archimidis Container Carrier Corp., the vessel owning companies of M/V Agamemnon and M/V Archimidis, from CMTC with outstanding time charters which were above the market rates for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charters were estimated by the Partnership at $2,250 each, and recorded as an asset in the unaudited condensed consolidated balance sheet as of the acquisition date.

For the six months period ended June 30, 2013 and 2012, revenues included a reduction of $5,579 and $3,909 as amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	M/V Cape Agamemnon	M/T Assos	M/V Agamemnon	M/V Archimidis	M/V Aristotelis	M/V Attalos	Total
Carrying amount as at January 1, 2012	$45,543	$5,581	$—	$—	$—	$—	$51,124
Acquisitions	—	—	2,250	2,250	—	—	4,500
Amortization	(5,372)	(2,488)	(23)	(21)	—	—	(7,904)
Carrying amount as at December 31, 2012	$40,171	$3,093	$2,227	$2,229	$—	$—	$47,720
Acquisitions	—	—	—	—	19,707	19,768	39,475
Amortization	(2,656)	(1,230)	(429)	(396)	(471)	(397)	(5,579)
Carrying amount as at June 30, 2013	$37,515	$1,863	$1,798	$1,833	$19,236	$19,371	$81,616

As of June 30, 2013 the remaining carrying amount of unamortized above market acquired time and bare-boat charters was $81,616 and will be amortized in future years as follows:

For the twelve month period ended June 30,	M/V Cape Agamemnon	M/T Assos	M/V Agamemnon	M/V Archimidis	M/V Aristotelis	M/V Atalos	Total
2014	$5,357	$1,863	$863	$796	$1,668	$1,670	$12,217
2015	5,357	—	863	796	1,668	1,670	10,354
2016	5,372	—	72	241	1,668	1,670	9,023
2017	5,357	—	—	—	1,668	1,670	8,695
2018	5,357	—	—	—	1,668	1,670	8,695
Thereafter	10,715	—	—	—	10,896	11,021	32,632
Total	$37,515	$1,863	$1,798	$1,833	$19,236	$19,371	$81,616

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7.	Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	Entity	As of June 30, 2013	As of December 31, 2012	Margin
(i)	Issued in April, 2007 maturing in June, 2017	Capital Product Partners L.P.	$250,850	$250,850	2%
(ii)	Issued in March, 2008 maturing in March 2018	Capital Product Partners L.P.	$241,165	188,515	3%
(iii)	Issued in June 2011 maturing in March 2018	Capital Product Partners L.P.	$19,000	19,000	3.25%

	Total		$511,015	$458,365

	Less: Current portion		$5,400	—

	Long-term portion		$505,615	$458,365

As of June 30, 2013 the Partnership’s loan amounts drawn under its credit facilities are as follows:

Vessel / Entity	Date	$370,000 Credit Facility (i)	$350,000 Credit Facility (ii)	$25,000 Credit Facility (iii)
M/T Akeraios	07/13/2007	$46,850	$—	$—
M/T Apostolos	09/20/2007	56,000	—	—
M/T Anemos I	09/28/2007	56,000	—	—
M/T Alexandros II	01/29/2008	48,000	—	—
M/T Amore Mio II	03/27/2008	—	46,000	—
M/T Aristofanis	04/30/2008	—	11,500	—
M/T Aristotelis II	06/17/2008	20,000	—	—
M/T Aris II	08/20/2008	24,000	1,584	—
M/V Cape Agamemnon	06/09/2011	—		19,000
M/V Hyundai Premium	03/20/2013		26,325	—
M/V Hyundai Paramount	03/27/2013		26,325	—
Crude Carriers Corp. and its subsidiaries	09/30/2011	—	129,431	—

Total		$250,850	$241,165	$19,000

As of June 30, 2013 and December 31, 2012, the Partnership was in compliance with all financial debt covenants.

On March 20, and March 27, 2013, the Partnership had drawn in total the amount of $54,000 from the undrawn portion of its $350,000 credit facility in order to partly finance the acquisition of the vessel owning companies of the M/V Aristotelis and the M/V Attalos respectively (Note 3). The amount of $54,000 is payable in twenty equal consecutive quarterly installments of $1,350 commencing in June 2013 plus a balloon payment of $27,000 in March 2018.

On March 27, 2013 the Partnership’s credit facility of $350,000 was converted into a term loan, and the undrawn amount of $1,420 was cancelled.

Following the exchange of the M/T Achilleas with the M/V Agamemnon and the M/T Alexander the Great with the M/V Archimidis in December 2012, the Partnership prepaid from its available cash the amount of $5,149 and the M/V Archimidis and the M/V Agamemnon replaced the M/T Alexander the Great and the M/T Achilleas as collateral under its credit facility of $350,000.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7.	Long-Term Debt – Continued

Following the issuance of Class B Convertible Preferred Units in May and June 2012 (Note 9), the Partnership prepaid debt of $149,566 across its three credit facilities by using in full the net proceeds of the issuance of $136,425 and an amount of $13,141 from its available cash. Following the debt repayment of $149,566, on May 23, 2012 the Partnership’s credit facilities were amended: a) The new amortization schedule will commence in March 2016 b) the margin of the credit facility of $370,000 and $350,000 has increased to 2% and 3% respectively and c) the Partnership’s credit facility of $370,000 was converted into a term loan, and the undrawn tranche of $52,500 relating to the credit facility of $350,000 was cancelled.

The Partnership’s loan of $370,000 will be repaid in 6 equal consecutive quarterly installments of $12,975 commencing in March, 2016 plus a balloon payment due in June, 2017. The Partnership’s credit facilities of $350,000 and $25,000 will be repaid in 9 equal consecutive quarterly installments of $7,855 and $1,000 respectively commencing in March, 2016 plus a balloon payment for each facility due in March, 2018.

On April 4, 2012, an amount of $10,500 was repaid on the Partnership’s revolving credit facility of $370,000, from the proceeds of the disposal of its vessel M/T Aristofanis.

On February 15, 2012, an amount of $10,000 was repaid on the Partnership’s revolving credit facility of $370,000, from the proceeds of the disposal of its vessel M/T Attikos.

For the six month period ended June 30, 2013 and 2012 interest expense amounted to $7,077 and $18,379 respectively. As of June 30, 2013 the weighted average interest rate of the Partnership’s loan facilities was 2.71%.

8.	Derivative Instruments

The Partnership had entered into fourteen interest rate swap agreements in order to mitigate the exposure from interest rate fluctuations. Nine of the Partnership’s interest rate swap agreements under its $370,000 credit facility expired as of June 29, 2012 and one was terminated upon the disposal of the M/T Attikos and the M/T Aristofanis. During the year ended December 31, 2012, the Partnership terminated one interest rate swap agreement in full and one partially under its $350,000 credit facility. During the six months period ended June 30, 2013, the Partnership’s three remaining swaps amounting to $59,084 expired.

All derivatives carried at fair value on the consolidated balance sheet at each period end. Balances as of June 30, 2013 and December 31, 2012 are as follows:

	June 30, 2013		December 31, 2012
	Interest Rate Swaps	Total	Interest Rate Swaps	Total
Short-term liabilities	$—	$—	$467		$467
Long-term liabilities	$—	$—	$—	$

Total	$—	$—	$467		$467

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8.	Derivative Instruments – Continued

Tabular disclosure of financial instruments is as follows:

Derivative Liabilities
Balance sheet location	As of June 30, 2013 Fair value	As of December 31, 2012 Fair value
Derivatives designated as hedging instruments – effective hedges
Derivative instruments long-term liabilities	$—	$—
Derivative instruments short-term liabilities	$—	100

Total derivatives not designated as hedging instruments – ineffective hedges
Derivative instruments short-term liabilities	$—	367

Total Derivative Liabilities	$—	$467

The table below shows the effective portion of the Partnership’s derivatives recognized in Other Comprehensive Income (“OCI”), the realized losses from net interest rate settlements transferred from OCI into the unaudited condensed consolidated statements of comprehensive income and the amounts remaining in OCI for the six months period ended June 30, 2013 and 2012 respectively:

Derivatives designated in cash flow hedging relationships recognized in OCI (Effective Portion)	Change in Fair Value of hedging instrument recognized in OCI (Effective Portion)		Location of Gain/(loss) Reclassified into consolidated statements of comprehensive /income (Effective Portion)	Amount of Loss Reclassified from OCI into consolidated statements of comprehensive income (Effective Portion)		Amount of Gain recorded in OCI (Effective Portion)		Location of Gain/(loss) Recognized in the consolidated statements of comprehensive /income (ineffective portion)	Amount of Gain/ (Loss) recognized the consolidated statements of comprehensive / income
	2013	2012		2013	2012	2013	2012		2013	2012
Interest rate swaps	(5)	(1,857)	Interest expense and finance cost	(467)	(11,697)	462	9,840	Gain on interest rate swap agreement	4	1,447

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8.	Derivative Instruments – Continued

The Partnership follows the accounting guidance for derivative instruments which requires disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3: Inputs are unobservable inputs for the asset or liability.

The Partnership’s interest rate swap agreements, entered into pursuant to its loan agreements, are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparable, interest rates, yield curves and other items that allow value to be determined. Fair value of the interest rate swaps is determined using a discounted cash flow method based on market-base LIBOR swap yield curves. The fair value of the Partnership’s interest rate swaps is the estimated value of the swap agreements at the reporting date, taking into account current interest rates and the forward yield curve and the creditworthiness of the Partnership and its counterparties.

Derivatives	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

December 31, 2012	$467	—	$467	—

June 30, 2013	$—	—	$—	—

Since March 31, 2012 and May 23, 2012 two out of three interest rate swaps did not qualify as cash flow hedges and the changes in their fair value was recognized in the unaudited condensed consolidated statements of comprehensive income whilst the third interest rate swap agreement qualified as a cash flow hedge and the changes in its fair value is recognized in accumulated other comprehensive loss. As a result the amount of $1,400 and $50, which was part of the Partnership’s accumulated other comprehensive loss (“OCL”) as of March 31, 2012 and May 23, 2012 respectively, were attributable to the two ineffective hedges and were being amortized over their respective remaining term up to their maturity date March 27, 2013 and March 28, 2013, respectively in the Partnership’s unaudited condensed consolidated statements of comprehensive income by using the effective interest rate method. For the six month period ended June 30, 2013 and 2012 the Partnership recorded an expense of $363 and $362 from the above amortization respectively.

The net result of the accumulated OCL amortization and the change of the fair value of certain interest rate swap agreements of $ 4 and $1,447 is presented under other non operating income (expense) net as a “Gain on interest rate swap agreement” in the Partnership’s consolidated statements of comprehensive income for the six months period ended June 30, 2013 and June 30, 2012, respectively.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9.	Partners’ Capital

As of June 30, 2013 and December 31, 2012 our partners’ capital included the following units:

	As of June 30, 2013	As of December 31, 2012
Limited partner units	69,372,077	69,372,077
General partner units	1,415,757	1,415,757
Preferred partner units	24,655,554	15,555,554

Total partnership units	95,443,388	86,343,388

On March 15, 2013 the Partnership entered into a Class B Convertible Preferred Unit Subscription Agreement (the “Agreement”) in order to issue 9,100,000 Class B Convertible Preferred Units at a price of $8.25 per Class B Convertible Preferred Unit to a group of investors comprising of Kayne Anderson, Oaktree and its sponsor Capital Maritime and Trading Corp. (“CMTC”). The Partnership used the net proceeds of $72,535 to partially fund the acquisition of the vessel owning companies of the M/V Aristotelis and the M/V Attalos from CMTC (Note 3).

On May 23, and June 6, 2012 the Partnership entered into a Class B Convertible Preferred Unit Subscription Agreement (the “Agreement”) with various investors. According to this Agreement the Partnership issued 15,555,554 Class B Convertible Preferred Units at a price of $9.00 per Class B Convertible Preferred Unit to a group of investors including Kayne Anderson Capital Advisors L.P., Swank Capital LLC, Salient Partners, Spring Creek Capital LLC, Mason Street Advisors LLC and its sponsor CMTC. The Partnership used the net proceeds of $136,425 to pre pay part of its debt (Note 7).

The holders of the Class B Convertible Preferred Units have the right to convert all or a portion of such Class B Convertible Preferred Units at any time into Common Units at the conversion price of $9 per Class B Convertible Preferred Unit and a conversion rate of one Common Unit per one Class B Convertible Preferred Unit. The Conversion Ratio and the Conversion Price shall be adjusted upon the occurrence of certain events as described to the Agreement.

Commencing on May 23, 2015, in the event the 30-day volume-weighted average trading price (“VWAP”) and the daily VWAP of the Common Units on the National Securities Exchange on which the Common Units are listed or admitted to trading exceeds 130% of the then applicable Conversion Price for at least 20 Trading Days out of the 30 consecutive Trading Day period used to calculate the 30-day VWAP (the “Partnership Mandatory Conversion Event”) the Partnership (acting pursuant to direction and approval of the Conflicts Committee (following consultation with the full Board of Directors), shall have the right to convert the Class B Convertible Preferred Units then outstanding in whole or in part into Common Units at the then-applicable Conversion Ratio.

The holders of the outstanding Class B Convertible Preferred Units as of an applicable record date shall be entitled to receive, when, as and if authorized by the Partnership’s board of directors or any duly authorized committee, out of legally available funds for such purpose, (a) first, the minimum quarterly Class B Convertible Preferred Unit Distribution Rate on each Class B Convertible Preferred Unit and (b) second, any cumulative Class B Convertible Preferred Unit Arrearage then outstanding, prior to any other distributions made in respect of any other Partnership Interests pursuant to this Agreement in cash. The minimum quarterly Class B Convertible Preferred Unit Distribution Rate shall be payable quarterly which is generally expected to be February 10, May 10, August 10 and November 10, or, if any such date is not a business day, the next succeeding business day.

No distribution on the Class B Convertible Preferred Units shall be authorized by the board of directors or declared or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law. The foregoing, distributions with respect to the Class B Convertible Preferred Units shall accumulate as of the Class B Convertible Preferred Unit distribution payment date on which they first become payable whether or not any of the foregoing restrictions in above exist, whether or not there is sufficient Available Cash for the payment thereof and whether or not such distributions are authorized. A cumulative Class B Convertible Preferred Unit arrearage shall not bear interest and holders of the Class B Convertible Preferred Units shall not be entitled to any distributions, whether payable in cash, property or Partnership Interests, in excess of the then cumulative Class B Convertible Preferred Unit arrearage plus the minimum quarterly Class B Convertible Preferred Unit distribution rate for such quarter.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9.	Partners’ Capital – Continued

With respect to Class B Convertible Preferred Units that are converted into Common Units, the holder thereof shall not be entitled to a Class B Convertible Preferred Unit distribution and a Common Unit distribution with respect to the same period, but shall be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the record date for the distribution in respect of such period; provided , however , that the holder of a converted Class B Convertible Preferred Unit shall remain entitled to receive any accrued but unpaid distributions due with respect to such Unit on or as of the prior Class B Convertible Preferred Unit distribution payment date; and provided, further , that if the Partnership exercises the Partnership Mandatory Conversion Right to convert the Class B Convertible Preferred Units pursuant to this Agreement then the holders’ rights with respect to the distribution for the Quarter in which the Partnership Mandatory Conversion Notice is received is as set forth in this Agreement.

During the six-month periods ended June 30, 2013 and 2012, the Partnership declared and paid the following distributions to its common and preferred unit holders:

	April 22, 2013	January 22, 2013	April 24, 2012	January 23, 2012
Common unit-holders
Distributions per common unit declared	0.2325	0.2325	0.2325	0.2325
Common units entitled to distribution	69,372,077	69,372,077	69,372,077	69,372,077
General partner and IDR distributions	329	329	329	329
Preferred unit-holders
Distributions per preferred unit declared	0.21375	0.21375	—	—
Preferred units entitled to distribution	24,655,554	15,555,554	—	—

10.	Omnibus Incentive Compensation Plan

a.	Partnership’s Omnibus Incentive Compensation Plan

On April 29, 2008, the Board of Directors approved the Partnership’s Omnibus Incentive Compensation Plan (the “Plan”) according to which the Partnership may issue a limited number of awards, not to exceed 500,000 units. The Plan was amended on July 22, 2010 increasing the aggregate number of restricted units issuable under the Plan to 800,000. The Plan is administered by the General Partner as authorized by the Board of Directors. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Manager, or CMTC, or other eligible persons (collectively, “key persons”) as the General Partner (“CGP”), in its sole discretion, shall select based upon such factors as it deems relevant. Members of the Board of Directors are considered to be employees of the Partnership (“Employees”) for the purposes of recognition of equity compensation expense, while employees of the Manager, CMTC and other eligible persons under the plan are not considered to be employees of the Partnership (“Non-Employees”). Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

On August 25 and 31, 2010 CGP awarded 448,000 and 347,200 unvested units to Employees and Non-Employees, respectively. Awards granted to certain Employees vest in three equal annual installments. The remaining awards will vest on August 31, 2013.

All unvested units are conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date. The unvested units will accrue distributions as declared and paid which will be retained by the custodian of the Plan until the units vest at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partner’s capital.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

10.	Omnibus Incentive Compensation Plan – Continued

b.	Crude’s Equity Incentive Plan

On March 1, 2010 Crude adopted an equity incentive plan according to which Crude issued 399,400 shares out of 400,000 restricted shares that were authorized. Members of the Board of Directors were considered to be employees of Crude (“Employees”), while employees of Crude’s affiliates and other eligible persons under this plan were not considered to be employees of Crude (“Non-Employees”). Awards granted to certain Employees vest in three equal annual installments. The remaining awards will vest on August 31, 2013.

All unvested shares are conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date. The unvested shares will accrue dividends as declared and paid, which will be retained by the custodian of Crude’s equity incentive plan until the shares vest, at which time they are payable to the grantee. As unvested shares grantees accrue dividends on awards that are expected to vest, such dividends were charged to Stockholders’ equity prior to Crude’s acquisition and are charged to the Partner’s capital subsequently to the acquisition.

c.	Acquisition of Crude by the Partnership

Upon the completion of the acquisition of Crude by the Partnership on September 30, 2011, the Crude’s Equity Incentive Plan existing that date was incorporated into the Partnership’s Plan at a ratio of 1.56 common Partnership’s unit for each Crude share. The 205,000 unvested shares of Crude’s Employee award converted to 319,800 Partnership’s unvested units and the 194,400 unvested shares of Crude’s Non-Employee award converted to 303,264 Partnership’s unvested units. The terms and conditions of both plans are significantly the same and remained unchanged after the acquisition, with the exception of 20,000 Crude shares, which were converted to 31,200 Partnership’s units upon the completion of the acquisition. These Crude shares were held by those members of the Crude’s Independent Committee who were not designated by Crude to serve as a member of the Partnership board of directors and were vested in full immediately upon the consummation of the acquisition on September 30, 2011.

There were no forfeitures of awards during the period ended June 30, 2013. The Partnership estimates the forfeitures of unvested units to be immaterial. The Partnership will, however, re-evaluate the reasonableness of its assumption at each reporting period. As of June 30, 2013, the unvested units accrued $ 2,253 of distributions.

	Employee equity compensation		Non- Employee equity compensation
Unvested Units	Units	Grant- date fair value	Units	Award- date fair value
Unvested on January 1, 2013	338,135	$2,521	650,464	$4,736
Vested	2,600	17	—	—
Unvested on June 30, 2013	335,535	2,504	650,464	4,736

For the six - month period ended June 30, 2013 the equity compensation expense that has been charged against income was $907 for the employee awards and $1,832 for the non-employee awards, this expense has been included in general and administrative expenses.

As of June 30, 2013, there was $309 of total unrecognized compensation cost related to unvested equity compensation arrangements granted to Employees under the Plan based on:

•	the grant date unit price of $8.08 on August 25, 2010 for the Employees awards that existed before the acquisition of Crude; and

•	the amortization of the fair value of equity compensation expense for Crude’s Employees awards attributable to post-combination services determined upon the completion of the acquisition of Crude.

That cost is expected to be recognized over the remaining vesting period of 0.2 years.

As of June 30, 2013, there was $753 of total unrecognized compensation cost related to unvested equity compensation arrangements granted to Non-Employees under the Plan, valued based on the closing unit price of $9.28 on June 30, 2013. That cost is expected to be recognized over the remaining vesting period of 0.2 years.

The Partnership has used the straight-line method to recognize the cost of the awards.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

11.	Net Income Per Unit

The general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007, were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method. This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution.

Excluding the non-cash gain from bargain purchase, as this was not distributed to the Partnership’s unit holders for the six months period ended June 30, 2013 the Partnership’s net income for the six months periods ended June 30, 2013 and 2012, did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The two class method was used to calculate EPU as follows:

	For the six month period ended June 30,
BASIC	2013	2012
Numerators
Partnership’s net income	$64,332	$6,595
Less:
Partnership’s net income available to preferred unit holders	10,540	4,159
General Partner’s interest in Partnership’s net income	1,076	49
Partnership’s net income allocable to unvested units	750	41
Partnership’s net income available to common unit holders	$51,966	$2,346
Denominators
Weighted average number of common units outstanding, basic	68,385,001	68,186,476
Net income per common unit:
Basic	$0.76	$0.03

	For the six month period ended June 30,
DILUTED	2013	2012
Numerators
Partnership’s net income available to common unit holders	$64,332	$6,595
Less:
General Partner’s interest in Partnership’s net income	975	49
Partnership’s net income available to preferred unit holders	10,540	4,159
Partnership’s net income allocable to unvested units	695	41
Add:
Partnership’s net income available to preferred unit holders	10,540	—
Partnership’s net income allocable to unvested units	695	—
	$63,357	$2,346
Denominators
Weighted average number of common units outstanding, basic	68,385,001	68,186,476
Dilutive effect of preferred units	20,608,317	—
Dilutive effect of unvested shares	987,076	—
Weighted average number of common units outstanding, diluted	89,980,394	68,186,476
Net income per common unit:
Diluted	$0.70	$0.03

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

12.	Gain on sale of claim

On November 14, 2012, Overseas Shipholding Group Inc. (“OSG”) and certain of its subsidiaries made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Partnership had three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II) or (the “Vessels”), all built in 2008 by STX Offshore & Shipbuilding Co. Ltd. with long term bareboat charters to subsidiaries of OSG (“Original Charter Contracts” or “Rejected Charters”).

After discussions with OSG, the Partnership agreed to enter into new charter contracts (“New Charter Contracts”) with OSG on substantially the same terms as the Original Charter Contracts, but at a bareboat rate of $6.3 per day per vessel instead of $13.0 per day per vessel as per the Original Charter Contracts. The new charters were approved by the Bankruptcy Court on March 21, 2013 and were effective as of March 1, 2013. On the same date, the Bankruptcy Court also rejected the Original Charter Contracts as of March 1, 2013. Rejection of each charter constitutes a material breach of such charter. On May 24, 2013, the Partnership filed claims (the “Claims”) against each of the charterers and their respective guarantors for damages resulting from the rejection of each of the Original Charter Contracts, including, among other things, the difference between the reduced amount of the New Charter Contracts and the amount due under each of the Rejected Charters. The total claim amount of the three claims stands at $54,096 (“Total Claim Amount”).

The Partnership unconditionally and irrevocably sold, transferred and assigned to Deutsche Bank 100% of its right, title, interest, claims and causes of action in and to arising in connection with all three of the claims that the vessel-owning subsidiaries have against OSG, via Assignment Agreements signed on June 25, 2013, thus releasing the Partnership of any payments or distributions of money or property in respect of the claim to be delivered or made to Deutsche Bank. In connection with the Assignment Agreements, on July 2, 2013, Deutsche Bank filed with the Bankruptcy Court six separate Evidences of Transfer of Claim, each pertaining to the Partnership’s vessel-owning subsidiaries’ claims against each charterer party to the original three charter agreements and each respective guarantor thereof.

The total amount to be received by Deutsche Bank, the largest part of which has been already paid, is dependent on the actual claim amount allowed by the Bankruptcy Court. The Partnership may be required to refund a portion of the purchase price or may receive an additional payment from Deutsche Bank. Pursuant to the Assignment Agreements, the Partnership received on June 26, 2013 from Deutsche Bank an amount of $32,000 as part payment for the assignment of the three claims (compared to $39,219 that would be the amount paid to the Partnership based on the purchase price should the full claim amount of $54,096 be allowed by the Bankruptcy Court). In addition, and pursuant to the Assignment Agreements, the Partnership in no event shall be required to refund more than $9,000 to Deutsche Bank except in the case of breach by the Partnership of its representations, warranties, covenants, agreements or indemnities set forth in the Assignment Agreements.

The Partnership has determined that it is not probable that the amount up to $9,000 will need to be paid back to Deutsche Bank and further believes that such amount cannot be reasonably estimated at this time. Accordingly, the Partnership has determined that the amount of $9,000 shall not be accrued by a charge to the unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2013. Additionally, the Partnership believes that it is not appropriate at this time to recognize an amount up to $7,219 that could potentially be paid to the Partnership by Deutsche Bank should the Bankruptcy Court allow the claim for more than an aggregate amount of $44,138, as this amount is deemed to be a gain contingency and would only be recognized once the contingency is resolved. Consequently, the Partnership has recorded the amount of $32,000 in its unaudited condensed consolidated statement of comprehensive income as “Gain on sale of claim”.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

13.	Commitments and Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

(a)	Lease Commitments

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of June 30, 2013 are:

For the years ended June 30,	Amount
2014	$129,235
2015	73,449
2016	48,484
2017	43,672
2018	41,797
Thereafter	171,598

Total	$508,235

14.	Subsequent events

a)	Dividends: On July 23, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the second quarter of 2013, which will be paid on August 15, 2013, to unit holders of record on August 7, 2013.

In addition, on July 23, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B unit for the second quarter of 2013. The cash distribution will be paid on August 9, 2013, to Class B unit holders of record August 1, 2013.